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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                         Pulaski Furniture Corporation
                           (Name of Subject Company)
                              Pine Holdings, Inc.
                             Pine Acquisition Corp.
                            Quad-C Partners V, L.P.
                         Pulaski Furniture Corporation
                              Randolph V. Chrisley
                                Ira S. Crawford
                                 Jack E. Dawson
                                James S. Dawson
                                 James H. Kelly
                                Paul T. Purcell
                                 James W. Stout
                                John G. Wampler
                            Raymond E. Winters, Jr.
                                Carl W. Hoffman
                           (Names of Filing Persons)

                                  Common Stock
                         (Title of Class of Securities)

                                   745553107
                     (CUSIP Number of Class of Securities)

                           Anthony R. Ignaczak          John G. Wampler
     Harry H. Warner       Pine Holdings, Inc.         Pulaski Furniture
    Pulaski Furniture     c/o Quad-C Management,          Corporation
       Corporation                 Inc.                One Pulaski Square
    One Pulaski Square     230 East High Street        Pulaski, VA 24301
    Pulaski, VA 24301   Charlottesville, VA 22902
                              (804) 979-2070

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:

 C. Porter Vaughan, III, Esq.        John M. Reiss, Esq.              William R. Waddell, Esq.
    Hunton & Williams                Gregory Pryor, Esq.         McGuire, Woods, Battle & Boothe LLP
     Riverfront Plaza                 White & Case LLP                  World Trade Center
   951 East Byrd Street          1155 Avenue of the Americas                Suite 9000
    Richmond, VA 23219            New York, New York 10036             101 West Main Street
                                       (212) 819-8200                   Norfolk, VA 23510

                          CALCULATION OF FILING FEE

      Transaction Valuation*                              Amount of Filing Fee
          $65,507,062.50                                       $13,101.41

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* Based on the offer to purchase all of the outstanding shares of Common Stock of the Subject Company at $22.50 cash per share and 2,911,425 shares of Common Stock outstanding or represented by stock options, as of March 28, 2000.

[_Check]the box if any part of the fee is offset as provided by Rule 0-11 (a)
  (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable. Filing Party: Not Applicable. Form or Registration No.: Not applicable.Date Filed: Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
    Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third-party tender offer subject to Rule 14d-1.
[_] issuer tender offer subject to Rule 13e-4.
[X] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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

   This Tender Offer Statement on Schedule TO ("Schedule TO") relates to the offer by Pine Acquisition Corp. (the "Purchaser"), a Virginia corporation and a direct wholly owned subsidiary of Pine Holdings, Inc. ("Parent"), a Virginia corporation, to purchase all of the issued and outstanding shares of common stock of Pulaski Furniture Corporation (the "Company"), including the associated preferred stock purchase rights issued pursuant to the Amended and Restated Rights Agreement, dated as of December 15, 1997 and amended as of March 29, 2000, by and between the Company and First Union National Bank, as Rights Agent (such common stock and preferred stock purchase rights are referred to herein together as the "Common Stock"), at a price of $22.50 per share of Common Stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 7, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as they may be amended and supplemented from time to time, together constitute the "Offer").

   The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

Item 10. Financial Statements.

   (a) Financial information. Not applicable.

   (b) Pro forma information. Not applicable.

Item 11. Additional Information.

   (b) Other material information. The information set forth in the Letter of Transmittal attached hereto as Exhibit (a)(2) is incorporated herein by reference.

Item 12. Exhibits.

 Exhibit No.                              Description
 -----------                              -----------
 Exhibit (a)(1) Offer to Purchase, dated April 7, 2000.

 Exhibit (a)(2) Letter of Transmittal.

 Exhibit (a)(3) Notice of Guaranteed Delivery.

 Exhibit (a)(4) Guidelines for Substitute Form W-9.

 Exhibit (a)(5) Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

 Exhibit (a)(6) Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

 Exhibit (a)(7) Summary newspaper advertisement, dated April 7, 2000, published in The Wall Street Journal.

 Exhibit (b)(1) Commitment Letter, dated February 18, 2000, by and between
                Bankers Trust Company and Quad-C Management, Inc.

 Exhibit (c)(1) Fairness Opinion, dated March 29, 2000 by BB&T Capital Markets, a division of Scott & Stringfellow, Inc.

 Exhibit (d)(1) Agreement and Plan of Merger, dated as of March 29, 2000, by and among Pine Holdings, Inc., Pine Acquisition Corp. and
                Pulaski Furniture Corporation.

 Exhibit (d)(2) Amendment to the Rights Agreement, dated as of March 29, 2000, by and between Pulaski Furniture Corporation and First Union
                National Bank, as Rights Agent.

 Exhibit No.                              Description
 -----------                              -----------

 Exhibit (d)(3) Stock Voting and Non-Tender Agreement, dated as of March 29,
                2000, by and among Pine Holdings, Inc., Pine Acquisition Corp.
                and the Individuals Named Therein.

 Exhibit (d)(4) Management Transaction Agreement, dated as of March 29, 2000, by and among Pine Holdings, Inc. and the Management (as defined therein).

 Exhibit (f)    Section 13.1-730 of the Virginia Stock Corporation Act
                regarding Dissenters' Rights.

 Exhibit (g)    None.

 Exhibit (h)    None.

Item 13. Information Required by Schedule 13E-3.

   Item 4.

   (j) Eligibility for listing or trading. Not applicable.

                                  SIGNATURES

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2000                      Pine Holdings, Inc.

                                          By:     /s/ Anthony R. Ignaczak
                                             ----------------------------------
                                             Name: Anthony R. Ignaczak
                                             Title: President

Dated: April 7, 2000                      Pine Acquisition Corp.

                                          By:     /s/ Anthony R. Ignaczak
                                             ----------------------------------
                                             Name: Anthony R. Ignaczak
                                             Title: President

Dated: April 7, 2000                      Quad-C Partners V, LP
                                             By Quad-C Advisors V, L.L.C., its
                                               General Partner

                                          By:     /s/ Anthony R. Ignaczak
                                             ----------------------------------
                                             Name: Anthony R. Ignaczak
                                             Title: Vice President

Dated: April 7, 2000                      Pulaski Furniture Corp.

                                          By:       /s/ Harry H. Warner
                                             ----------------------------------
                                             Name: Harry H. Warner
                                             Title: Chairman of the Board

Dated: April 7, 2000                              /s/ Randolph V. Chrisley
                                             ----------------------------------
                                             Randolph V. Chrisley

Dated: April 7, 2000                                /s/ Ira S. Crawford
                                             ----------------------------------
                                             Ira S. Crawford

Dated: April 7, 2000                                 /s/ Jack E. Dawson
                                             ----------------------------------
                                             Jack E. Dawson

Dated: April 7, 2000                                /s/ James S. Dawson
                                             ----------------------------------
                                             James S. Dawson

Dated: April 7, 2000                                 /s/ James H. Kelly
                                             ----------------------------------
                                             James H. Kelly

Dated: April 7, 2000                                /s/ Paul T. Purcell
                                             ----------------------------------
                                             Paul T. Purcell

Dated: April 7, 2000                                 /s/ James W. Stout
                                             ----------------------------------
                                             James W. Stout

Dated: April 7, 2000                                /s/ John G. Wampler
                                             ----------------------------------
                                             John G. Wampler

Dated: April 7, 2000                            /s/ Raymond E. Winters, Jr.
                                             ----------------------------------
                                             Raymond E. Winters, Jr.

Dated: April 7, 2000                                /s/ Carl W. Hoffman
                                             ----------------------------------
                                             Carl W. Hoffman